June 22, 2021
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
RE:     Nordstrom, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-256813

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nordstrom, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Thursday, June 24, 2021, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes Andrew Moore, counsel to the Company, to make any such request on its behalf.

NORDSTROM, INC.

/s/ Ann Munson Steines
Ann Munson Steines
Executive Vice President,
General Counsel and Corporate Secretary

cc:	Andrew Moore, Perkins Coie LLP
Allison Handy, Perkins Coie LLP